UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 14, 2024

(Date of Report (Date of earliest event reported))

Fanbase Social Media, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

976 Jefferson Street, NW Suite I Atlanta Georgia	30318
(Address of principal executive offices)	(Zip code)

(404) 394-9010
(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On June 24, 2024, the Board (the “Board”) of Fanbase Social Media, Inc. (the “Company”) ratified the dismissal of SetApart Accountancy Corp. renamed from SetApart FS (“SetApart”) as the Company’s independent accounting firm, which occurred on February 14, 2024.

SetApart’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and December 31, 2021 and through the date of dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and SetApart on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to SetApart’s satisfaction, would have caused SetApart to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided SetApart with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not SetApart agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of SetApart’s letter, dated June 25, 2024 is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On June 24, 2024, the Board ratified the appointment of Ascent CPA Group, LLC (“Ascent”) as the Company’s new independent accounting firm which occurred on February 15, 2024. During the two fiscal years ended December 31, 2022 and through the date of such appointment, neither the Company nor anyone acting on its behalf has consulted with Ascent regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Ascent concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANBASE SOCIAL MEDIA, INC.

	By:	/s/ Isaac Hayes III
Isaac Hayes III, Founder, President and Chief Executive Officer

Date: June 25, 2024

Exhibit Index

Exhibit No.	Description
9.1	Letter from SetApart

3